FINALLY, a round-up app for CAR LOANS!



my dashboard
Balance:
$28,188.01
Balance:
$8,400
Way to go!
You've added
$20
in micro-clicks this month!
You've saved $1082.40 so far... that's equal to
2 flights to Bermuda
You have 2 unread notifications
Upcoming Payments

- Paydownhero -

An app that saves our user's time and money by applying rounded-up transactions, ease of use, and incentivized micropayments to payoff their auto loans!

paydownhero® Saving you money, one click at a time.

Leadership:



paydownhero
Saving you money, one click at a time.

Ken Sargavakian

/Chief Executive Officer/

Prev. Exp.

US Army Engineer Captain, vintage European auto broker, years of sales / buying in the auto industry. High end, low end, all cash or all financed. $15MM in brokered deals. Top producing broker / agent within organization.



Erik Rueda

/Chief Creative Officer/

Prev. Exp.

CEO Erik Rueda Design Lab, Company Commander US Army Engineer Captain. 10+ years experience bootstrapping a design and manufacturing company from the ground up. Built business from $0 - $5MM/yr + revenue and 20+ employees with no outside investment.



paydownhero®
Saving you money, one click at a time.

So why car loans? Because the problem is MASSIVE...


Outstanding auto debt ($Billions)
Q1 2010 - Q3 2019
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
($ Millions)
Quarter
Source: Federal Reserve Bank of St. Louis

American's auto debt is exploding, currently at a RECORD $1.3 Trillion as of Jan 2020. The amount has DOUBLED in 10 years. $51 BILLION in new auto loans are originated EVERY MONTH.

107 MILLION Americans have no choice but to have at least one car loan!!!

Borrowers are drowning in average rates of 8% for good credit to 21.54% for poor credit*! These are the most expensive dollars to borrow and consumers are overpaying for their vehicles by THOUSANDS of dollars in interest!**

Car loans represent the THIRD LARGEST debt segment for the average American household and ballooning payments coupled with untenable interest rates are setting up consumers for **FAILURE**.

There was no one-stop solution to help users accelerate their payoffs and thereby SAVE those extra thousands, until now…

1. Lendingtree.com/auto/debt-statistics
2. FederalReserve.gov/releases/g19

*while some credit cards have higher interest rates, US average CC balances are $5,700. Average auto loan balances are 4x that!

paydownhero®
Saving you money, one click at a time.

The solution: paydownhero!

An APP that works for you 24/7, taking your daily purchases, rounding them up to the nearest dollar, and applying those added funds toward your car loan every month. Our average users generates $38.50 in round ups every month!

When the avg payment is $393 for a used car, that additional payment has a big impact on the loan!

We also encourage users through in-app notifications and email to make in-app one-time payments, called ‘micro clicks’ for smaller amounts and ‘turbo clicks’ for larger amounts, in order to super charge their payoff!

An example: A user buys a 2012 Honda Pilot for $18,000. She has a credit score of 650. She gets a rate of 9% and is able to stretch the loan to 84 months. Her payment is $290/mo but she will pay $6,326 in interest over the term!! With **paydownhero** she will SAVE $2,400 and shave off 2 years!

MICRO-CLICK

TURBO-CLICK


my accounts
Remaining Balance $28,188.01
Monthly Payment: $480
Monthly Rounded Transactions: $50
Montly Micro-clicks: $15
Based on your current activity, you will save
$1082.40
over the life of the loan and pay off your loan
11 months early
monthly round-up
$17.89
in rounded transactions
$15
in micro-clicks!
Decreased length of loan by 61 days
Monthly Interest Saved $39
Make a $5 micro-payment
& save $x amount in total!

paydownhero®
Saving you money, one click at a time.

How paydownhero works:

It is REALLY simple:

There are only 3 steps for a user to be fully linked to paydownhero. We knew it needed to be fast and easy.

Once a user is fully linked, we handle the rest through our API. We calculate the round ups and automatically pay them toward the user's loan, weekly. We also notify / encourage users to make additional one-time payments to accelerate their payoffs and save even more!

We also make user's base car payments on their behalf as an opt-in feature. We manage it all!

How paydownhero makes money:

1. **$0.99 per user per month.** The app is free to download and there are no hidden fees!

2. **We charge .5% of our user's base car payment to process.**

3. **We also charge 2.5% of total round ups + click payments monthly.**

We are averaging revenue of $34.60 / user / yr.


micro-payment
+$1
-$1
$30
+$5
+$20
Remaining Principal
$28,188.01
Remaining Interest
$6,315.00
Savings
$1082.40
Payoff Date
11 months early
confirm payment

paydownhero®
Saving you money, one click at a time.

Paydownhero’s proprietary backend:

We created a novel backend to **<u>DIRECT</u>** existing tech like ACH + RPPS to solve our problem!



Loan Data Updates (19hr cycle)
Download on the App Store
Loan Data Initial Harvest
Fastlink enroll acct # verif
Loan linking
paydown hero
ENVESTNET YODLEE
ACH from user Acct
GM FINANCIAL
Data pulls
Round ups
+ micro / turbo
data
User Bank Account
RPPS payment
process
Key Banking Partner
Evolve Bank + Trust
ACH + RPPS instructions from PDH to Evolve Bank + Trust
PDH fees
Enrollment phase
Operational phase
PDH Operating Account
at Evolve

1. Yodlee provides initial enrollment, account verification, and loan detail information nested within our platform.
2. PDH app + Yodlee provide on-going, up-to-date, purchase history (round ups) and loan details.
3. PDH app directs Evolve Bank + Trust API how much, when, and from what accounts to pull user funds into For Benefit Account (FBO) at Evolve.
4. PDH app directs Evolve API when and how much to pay lenders on behalf of users through RPPS.

How are we breaking away from these competitors?

Acorns, a micro investing round-up app, has shown us the way.
They use round up tech to put those small amounts toward ETF's and index funds to create 'managed' portfolios for their users. They don't address loans. They are NOT a debt payoff app.
Founded in 2012 current valuation of $860MM with 4.5MM users and $207MM in raised capital.

Qoins

Focused on credit card debt.
Similar round-up tech, making additional payments on credit cards to help users get out of debt. Founded in 2016, they have raised $750k in funding and have 10,000+ users.

ChangED, a round-up app tackling student loans.
Founded in 2016 and Shark Tank stars, they use similar round-up tech but focus exclusively on student debt. They have raised $450k. Mark Cuban holds 25% of the company.

SMART® payment plan

Expensive option that uses decade old tech.
Only web based. They charge monstrous fees ($400) to essentially just make extra payments for you on any debts you have. No round ups, no tech edge. In fact, paying their high user fees can make you WORSE OFF. The savings are negated by their costs.

We are focused exclusively on car loans because we've solved the technical hurdle to do so!

Rollout strategy:

We have the platform, now we target users….

1. Pilot with used car dealerships. Finance managers directly recommending us to new buyers.
2. Direct marketing. 214 billboard. (50,000 daily passers-by rt. 1S Boston), friend circle, etc.
3. Wallaroo Media (team that launched and built Acorns to 1.5MM users).
4. YouTube, Instagram, LinkedIn. Leverage QR codes on vehicles, tagging.
5. Google + Facebook ads. (THIS has generated ALL our initial traction!)
6. Radio ads. Paid advertising on local and national radio.
7. Pitch employers to encourage employees to use. Financially stable employees = greater yield.
8. Car payoff / car giveaway marketing tour.
9. Event sponsors, cars + coffee, NASCAR races, NHRA events, Sports events.
10. Car wrap + swag giveaways.

Existing traction:

We started actively marketing early June 2020 to some surprising results!

With a tiny spend of only $9,978 for targeted ads with Wallaroo Media…

We eclipsed 3,102 downloads since 5 June 20 with a 10:1 conversation rate to active users on the platform.

Daily average of 32 new downloads and 14 more active users. All without ANY additional marketing.

We are leveraging Instagram, facebook, and now our active pilot program with used car dealers.

American's are forced to have car loans! Their downloads are PROVING the need for…

As of 4 Oct 2020

paydownhero®
Saving you money, one click at a time.

We aim to be cashflow positive at 4,320 users!!

Here's what we need to get there: $250,000 in convertible notes.

Here's where the money goes:

1. Evolve Bank Fees $6,000/yr (our banking sponsor and critical piece)
2. Business Cyber Insurance $31,000/yr (insurance)
3. Intellica / back-end development support $36,000/yr (dev team)
4. Yodlee fees $19,116/yr (they are our 3rd party data aggregator)
5. Graphic design / web design ongoing $2,500/yr (freelanced as-needed)
6. Wallaroo sprint $50,000 (Approx. CAC $13 - $15/user)(the media company that launches Acorns to success!!!)
7. Billboard printing $2,890 (we have a FREE billboard next to a MAJOR US HIGHWAY. $3k is for printing it! Ask how…)
8. Computer hardware / infrastructure / AWS $10,000
9. Paid media content / sponsorship over 12 months $10,000 (fledgling partnership with A. Straus / BMW racing)
10. Operating capital / reserve $66,244
11. WeFunder fee $16,250

We raised $302,000 initially, through a friends/family convertible note round to get us here.

paydownhero®
Saving you money, one click at a time.

Disclaimer: these projections cannot be guaranteed

Value realization strategy:

We're not going anywhere. We are here to create value!

In 4 – 5 years we aim to be acquired and allow our investors to realize their return on this socially important and profitable venture.

Who would buy us? Fintech companies like PayPal or Lending Tree that already offer money related services and would like to add servicing auto loans to their portfolio.

Banks that have existing online or app platforms that are lacking. Bank of America, Citizens Bank, Wells Fargo, Santander. These giants already hold the bulk of US auto debt. By acquiring us, they could use our tech to layer on new loan offers, refi's, bill pay features, DIRECT TO CONSUMER products; Literally in the palms of their hands.

Competitors like ChangED or Student Loan Hero that would like to use our proprietary back end to service their users for student loans, credit cards, or mortgages.

lendingtree PayPal ally BANK.

paydownhero® Saving you money, one click at a time.

Disclaimer: these projections cannot be guaranteed

The team behind us:


paydownhero
Saving you money, one click at a time.

Dr. Jim Paris PhD

/Tech Advisor + incoming CTO/

Prev. Exp.

Bolt – Embedded Systems Engineer, Coris – VP Engineering, RIGADO – Embedded Software Engineer, Laboratory for Electromagnetic and Electronic Systems, MIT.



Cassandra Kral-Dillon

/CFO/

Prev. Exp.

VP of Finance, Linkable Networks Inc., Director of Finance, Syniverse Technologies, Mgr. FP+A, Verisign.



paydownhero®
Saving you money, one click at a time.

Advisors:



John Power

/Finance Advisor/

DaVinci Capital – Chief Investment Officer, Fidelity – SVP Head of US Equities.



Joshua Heapes

/Growth Advisor/

Chief Growth Officer - Health Vector, SVP Private Wealth – Bank of America, SVP Commerical Banking - Citibank

paydownhero®
Saving you money, one click at a time.

Legal Team:



Emily Taylor / Latham and Watkins

/Counsel/


paydownhero®
Saving you money, one click at a time.

Thank you!